October     , 2003

Ryan Beck & Co.

220 South Orange Avenue

Livingston, NJ 07039-5817

Ladies and Gentlemen:

Reference is made to the Agency Agreement dated July 31, 2003 entered into by the Bank Mutual Parties on the one hand and the Agent on the other hand, all defined terms having the meanings ascribed to them in the Agreement.

The parties to the Agreement acknowledge that on September 25, 2003, RP Financial, LC updated its appraisal of the estimated pro forma market value of the common stock of the Holding Company, which has increased the offering range. The amended offering range has increased to a range of $263,925,000 at the minimum to $357,075,000 at the maximum, and $410,632,000 at the adjusted maximum, as compared to the range of $229,500,000 to $310,500,000 and $357,075,000 at the adjusted maximum, established by the appraisal of RP Financial dated May 16, 2003. As a result of the increase in the offering range, the Holding Company is resoliciting those persons who subscribed for shares of Common Stock in the original offering and providing to those original subscribers a supplement to the July 31, 2003 prospectus, which supplemental prospectus is dated as of the date of this letter agreement.

Pursuant to the Plan, in the resolicitation the Holding Company is offering a minimum of 26,392,500 and a maximum of 35,707,500 shares of Common Stock (subject to an increase up to 41,063,625 shares) in the Offerings.

This letter agreement supplements, amends and varies the Agreement as follows:

1.	Pursuant to Section 4(b) of the Agreement, which provides that the Bank Mutual Parties and the Agent shall agree to the dollar amount of additional compensation due to the Agent in the event the Holding Company is required to resolicit subscribers for Shares in the Subscription and Community Offerings, the Agreement is amended as follows:

a.	the $40,000 for other out-of-pocket expenses referenced in Section 9 of the Agreement shall be increased by $25,000 to $65,000;

b.	the $15,000 representing the final installment of the advisory and management fee and Voting Member proxy solicitation fee referenced in Section 4(a)(iii) shall be increased by $25,000 to $40,000; and

c.	the $65,000 for legal fees (including counsel’s out-of-pocket expenses) referenced in Section 9 shall be increased by $15,000 to $80,000.

2.	The Bank Mutual Parties hereby confirm that the representations and warranties contained in Section 6 of the Agreement are true and correct with the same force and effect as though made as of the date hereof.

3.	The Agent hereby confirms that the representations and warranties contained in Section 7 of the Agreement are true and correct with the same force and effect as though made as of the date hereof.

4.	Concurrent with the execution of this letter agreement, the Agent shall receive a letter from Ernst & Young LLP, dated the date hereof and addressed to the Agent, in a form acceptable to the Agent and its legal counsel, updating its original comfort letter dated July 31, 2003 and covering the prospectus supplement.

5.	The Bank Mutual Parties agree that any opinions, certificates, letters and documents required to be delivered at Closing under Section 10 shall give consideration and effect to the resolicitation process as the Agent may reasonably request.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement between you and us in accordance with its terms.

Very truly yours,

BANK MUTUAL BANCORP, MHC

By:
Michael T. Crowley, Jr. President and Chief Executive Officer

BANK MUTUAL CORPORATION (a federal corporation)

By:
Michael T. Crowley, Jr. Chairman, President and Chief Executive Officer
BANK MUTUAL CORPORATION (a Wisconsin corporation)

By:
Michael T. Crowley, Jr. Chairman, President and Chief Executive Officer
BANK MUTUAL (a federal savings bank)

By:
Michael T. Crowley, Jr. President and Chief Executive Officer

The foregoing Agency Agreement is

Hereby confirmed and accepted as

of the date first set forth above.

RYAN BECK & CO.

By:
Name:
Title: